EXHIBIT 3.1

CERTIFICATE OF AMENDMENT

TO

RESTATED CERTIFICATE OF INCORPORATION

OF

ADOBE SYSTEMS INCORPORATED

(a Delaware corporation)

ADOBE SYSTEMS INCORPORATED, a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

FIRST:  The name of this corporation is Adobe Systems Incorporated.

SECOND: The original Certificate of Incorporation of the corporation was filed with the Secretary of State of Delaware on May 9, 1997, and the original name of the corporation was Adobe Systems (Delaware) Incorporated.

THIRD:  The Board of Directors of the corporation, acting in accordance with Section 242 of the General Corporation Law of the State of Delaware, adopted resolutions to amend Section 2 of Paragraph A of Article V of the Restated Certificate of Incorporation of the corporation to read in its entirety as follows:

“(2)         Subject to the other provisions of this paragraph, the Board of Directors is and shall remain divided into two classes until the 2013 Annual Meeting of Stockholders, with the directors in each class serving for a term expiring at the second annual meeting of stockholders held after their election.  Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the terms of the members of the Board of Directors shall initially be as follows: (i) at the 2012 Annual Meeting of Stockholders, the directors whose terms expire at that meeting or such directors’ successors shall be elected to hold office for a term expiring at the 2013 Annual Meeting of Stockholders; and (ii) at the 2013 Annual Meeting of Stockholders and at each annual meeting of stockholders thereafter, all directors shall be elected to hold office for a term expiring at the next annual meeting of stockholders.  The classification of the Board of Directors shall terminate at the 2013 Annual Meeting of Stockholders and all directors shall be elected in accordance with clause (ii) above.

Notwithstanding the foregoing provisions of this Article, each director shall serve until his successor is duly elected and qualified or until his earlier death, resignation or removal.  No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.”

FOURTH: Thereafter pursuant to a resolution of the Board of Directors this Certificate of Amendment was submitted to the stockholders of the corporation for their approval, and was duly adopted in accordance with the provisions of the corporation’s Restated Certificate of Incorporation and Section 242 of the General Corporation Law of the State of Delaware.

FIFTH: All other provisions of the Restated Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, ADOBE SYSTEMS INCORPORATED has caused this Certificate of Amendment to be signed by its President and Chief Executive Officer and attested to by its Secretary in San Jose, California this 21st day of April, 2011.

/s/ Shantanu Narayen
Shantanu Narayen
President and Chief Executive Officer

ATTEST:

/s/ Karen O. Cottle
Karen O. Cottle
Senior Vice President, General Counsel and Secretary